UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2004

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto as:

Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated February 18, 2004, announcing Earning release for year ended 31, December 2003 and three months period ended 31, December 2003.

Exhibit 99.2 and incorporated by reference herein is a press release of the registrant, dated February 18, 2004, announcing plans for secondary offering in the first half of 2004.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: February 18, 2004

Exhibit 99.1
FOR IMMEDIATE RELEASE February 18, 2004
CAMTEK CONTACT: Moshe Amit +972-4-604-8308 +972-5- 469-490 mosheamit@camtek.co.il

CAMTEK LTD. ANNOUNCES 2003 FOURTH QUARTER & YEAR END RESULTS

Continued Quarterly Sequential Revenue Growth from Q1 2003

23% Revenue Growth Over Q3/2003 and 123% Revenue Growth Over Q4/2002

Q4 Gross Profit Margin 51.5%

Q4 Revenues $10.4 Million; Earnings Per Share $0.02

Year 2003 Revenues $31.1 Million; Loss Per Share $0.06

MIGDAL HAEMEK, Israel -February 18th, 2004 – Camtek Ltd. (NASDAQ:CAMT), today announced results for the fourth quarter and twelve months ended December 31, 2003.

Revenues for the fourth quarter of 2003 were $10.4 million, up 123.1% from $4.7 million in the fourth quarter of 2002, and up 23.1% from $8.5 million in the quarter ended September 30, 2003. Gross profit margin for the fourth quarter of 2003 was 51.5% compared to a 28.6% margin for the fourth quarter of 2002, and a 47.4% margin for the third quarter of 2003.

Net profit for the fourth quarter of 2003 was $0.6 million, or $0.02 per share, including a provision for a previously announced Israeli tax assessment of $225,000. The Company is currently contesting this tax assessment. This compares with a net loss of $3.4 million, or $0.13 per share, in the fourth quarter of 2002, and with a net income of $0.2 million, or $0.01 per share in the third quarter of 2003.

Revenues for the twelve months ended December 31, 2003 were $31.1 million, up 37.8% from $22.6 million for the twelve months ended December 31, 2002. Gross profit margin for the year 2003 was 46.0%, compared to a 27.2% margin in 2002. Net loss for the twelve months ended December 31, 2003 was $1.6 million, or $0.06 per share, compared to a net loss of $11.3 million, or $0.47 per share for the twelve months ended December 31, 2002.

Rafi Amit, Camtek’s CEO, commented: “Adapting the organization to the ongoing changes in the market place, continuing product development during the downturn period and inventory buildup in anticipation of the recovery, have enabled Camtek to meet the rising demand for its systems.”

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.

This press release is available at www.camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

   See tables below *

CAMTEK LTD Consolidated Balance Sheets (in thousands, except share data)

	December 31,
	2003	2002

ASSETS

Current assets:
Cash and cash equivalents	$12,837	$2,898
Marketable securities	-	10,912
Accounts receivable - trade, net of allowance of $2,090 and $2,387	13,317	10,585
Inventories	13,687	12,028
Due from affiliates	2,652	519
Other current assets	1,794	1,497

Total current assets	44,287	38,439

Fixed assets, net	9,899	10,509

	$54,186	$48,948

LIABILITIES
Current liabilities:
Short-term bank credit	$2,300	$39
Accounts payable	6,985	3,007
Other current liabilities	5,638	5,196

Total current liabilities	14,923	8,242

Long term loans	-	12
Accrued severance pay, net of amounts funded	412	378

Total liabilities	15,335	8,632

SHAREHOLDERS' EQUITY

Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
issued 28,065,038 shares in 2003 and 28,065,038 Shares in 2002	125	125
Additional paid-in capital	43,801	43,266
Unearned compensation	(560)	(121)
Accumulated other comprehensive income (loss):
Unrealized holding gain (loss) on marketable securities	-	(8)
Retained earnings (deficit)	(3,522)	(1,953)
Treasury stock, at cost (1,011,619 shares in 2003 and 2002)	(993)	(993)

	38,851	40,316

	$54,186	$48,948

CAMTEK LTD Consolidated Statements of Operations (in thousands, except per share data)

	Year Ended		Three Moths Ended
	December 31,
	2003	2002	2003	2002

Revenues:
Sales of products	31,141	22,593	10,440	4,679

Cost of revenues	16,674	13,641	5,062	3,092
Royalties to the Government of Israel	150	1,000	-	250
Write off - inventory	-	1,805	-	-

Total cost of sales	16,824	16,446	5,065	3,342

Gross profit	14,317	6,147	5,378	1,337

Research and development costs	5,855	7,194	1,400	1,655
Selling, general and administrative expenses	10,041	10,057	3,185	2,485

Operating expenses	15,896	17,251	4,585	4,140

Operating income (loss)	(1,579)	(11,104)	793	(2,803)

Financial and other income, net	235	331	55	(77)

Income (loss) before income taxes	(1,344)	(10,773)	848	(2,880)

Provision for income taxes	225	519	225	539

Net income (loss)	(1,569)	(11,292)	623	(3,419)

Net income (loss) per ordinary share:

Basic	$(0.06)	$(0.47)	0.02	$(0.13)

Diluted	$(0.06)	$(0.47)	0.02	$(0.13)

Weighted average number of ordinary shares outstanding:

Basic	27,053	24,166	27,053	27,053

Diluted	27,053	24,166	27,566	27,053

Exhibit 99.2
FOR IMMEDIATE RELEASE February 18, 2004
CAMTEK CONTACT: Moshe Amit +972-4-604-8308 +972-4-604 8300 (fax) mosheamit@camtek.co.il

CAMTEK LTD ANNOUNCES PLANS FOR
A SECONDARY OFFERING IN THE FIRST HALF OF 2004

MIGDAL HAEMEK, Israel – February 18, 2004– Camtek Ltd. (NASDAQ:CAMT), today announced its intention to file with the U.S. Securities and Exchange Commission a registration statement covering a proposed secondary public offering of approximately eight to ten million of its ordinary shares. The offering is expected to close in the first half of 2004, subject to market conditions and corporate approvals. The public offering will comprise a direct sale by the Company of ordinary shares, as well as a sale by Priortech Ltd., the Company’s principal shareholder, of up to 50% of the offering. The purposes of this offering are to raise capital to support the expansion of our business and to expand our shareholder base, as well as for working capital and general corporate purposes.

This press release and the information contained herein shall not constitute or form part of an offer to sell or the solicitation of an offer to buy any security. The securities to be issued in the proposed public offering may not be offered or sold in the United States absent registration under the Securities Act of 1933, as amended, and applicable state securities laws or an applicable exemption from registration requirements. No money, securities or other consideration is being solicited by this press release or the information contained herein and, if sent in response to this press release or the information contained herein will not be accepted.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.